SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO/A

(Amendment No. 6)

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(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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PRIME ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G72436101

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(CUSIP Number of Class of Securities)

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William Tsu-Cheng Yu
+886-9-7232-8345
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

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CALCULATION OF FILING FEE

Transaction valuation* $230,600.28	Amount of filing fee* $31.45**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 23,014 outstanding ordinary shares of Prime Acquisition Corp., par value $0.001 per share, at the tender offer price of $10.02 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

The purpose of this Amendment No. 6 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Prime Acquisition Corp, a Cayman Islands company (the “Company”) on August 12, 2013, as amended on September 6, 2013, September 18, 2013, September 24, 2013, September 26, 2013 and September 27, 2013, is to report the results of the tender offer. A total of one (1) share was tendered in the tender offer. All shares tendered were accepted by the Company.

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Prime Acquisition Corp, a Cayman Islands company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding ordinary shares, par value $0.001 per share (the “Shares”), at a price of $10.02 per shares in cash, without interest.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated August 12, 2013, as amended on September 6, 2013, September 18, 2013, September 24, 2013, September 26, 2013 and September 27, 2013 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith. You should read this Amendment together with the Schedule TO.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., United States Eastern Time on the evening of Friday, September 27, 2013. Based on information provided by American Stock Transfer & Trust Company, LLC (the “Depositary”), pursuant to the terms of the Offer, one (1) share was tendered for an aggregate purchase price of $10.02. The Company has accepted for redemption all of the Shares validly tendered and not withdrawn. On September 30, 2013, the Company issued a press release announcing the results of the final results of the Offer. A copy of the September 30, 2013 press release is filed as Exhibit (d)(6) to this Amendment and is incorporated by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Amended and Restated Offer Letter dated September 27, 2013.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission March 18, 2013, May 23, 2013, June 27, 2013, July 17, 2013 and August 2, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.
(d)(2)*	Purchase Agreement, dated August 30, 2013, by and among Prime, Luxco, Manager and Futurum Enegry S.A.
(d)(3)*	Purchase Agreement, dated August 30, 2013, by and among Prime, Luxco, Manager and Radiomarelli S.A.
(d)(4)*	Securities purchase Agreement, dated August 30, 2013, between Prime and Radiomarelli
(d)(5)*	Press Release, dated September 26, 2013
(d)(6)	Press Release, dated September 30, 2013
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIME ACQUISITION CORP.
By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer

Date: September 30, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Amended and Restated Offer Letter dated September 27, 2013.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)*	The Company’s Reports of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission March 18, 2013, May 23, 2013, June 27, 2013, July 17, 2013 and August 2, 2013 (incorporated by reference to the Forms 6-K filed with the Securities and Exchange Commission on such dates).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*	Form of Amendment to the Company Amended and Restated Memorandum and Articles of Association.
(d)(2)*	Purchase Agreement, dated August 30, 2013, by and among Prime, Luxco, Manager and Futurum Enegry S.A.
(d)(3)*	Purchase Agreement, dated August 30, 2013, by and among Prime, Luxco, Manager and Radiomarelli S.A.
(d)(4)*	Securities purchase Agreement, dated August 30, 2013, between Prime and Radiomarelli
(d)(5)*	Press Release, dated September 26, 2013
(d)(6)	Press Release, dated September 30, 2013
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.